METAL STORM LIMITED ACN 064 270 006
Metal Storm result in line with expectations
(All figures Australian dollars)
12 September 2005
ARLINGTON, VA — Metal Storm Limited today announced a half year loss in line with management expectations.
The $5.9 million loss for the six months ended 30 June 2005 compared with a loss of $5.7 million in the previous corresponding period.
Metal Storm Chief Executive Officer and Managing Director, David Smith, said the company made good progress during the half year in its drive towards commercialization of its electronically initiated ballistics technology.
“Resources were applied to the scientific and engineering work required to transition the company’s core technology from concept prototypes to product readiness,” he said.
Metal Storm’s strategy is to deliver shareholder value in the shortest possible timeframe by commercializing its technology.
The focus of commercialisation is on the 40mm Metal Storm weapons system.
The half year result included a $1.4 million loss from Metal Storm’s former US subsidiary, ProCam Machine LLC (ProCam), which was sold on 1 June 2005 (see note*). The sale of ProCam released valuable cash and management resources to further support the commercialization effort.
Research and development (R&D) costs fell to $4.4 million from $5.2 million in the previous corresponding period despite an increased focus on future commercialization. The reduction in costs was mainly due to significant savings made on expenses such as travel and outside consultants.
A tax benefit of $310,755 added to the improvement in R&D costs.
Net assets declined to $10.3 million at 30 June 2005 from $16.2 million at 31 December 2004, mainly because of the half year loss.
Closing cash including commercial bonds was $11.5 million at 30 June 2005, compared to $15.1 million at 31 December 2004.
Mr Smith said the company continued to believe its financial resources were sufficient to sustain it until at least September 2006 even if commercial revenues are not achieved or further funds are not raised in that time frame.
A number of milestones were achieved in the first half including the announcement in June of a $422,297 contract with Dragonfly Pictures to integrate Metal Storm’s first flying demonstration of its technology on an Unmanned Aerial Vehicle (UAV).

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METAL STORM LIMITED ACN 064 270 006
Milestones announced since 30 June 2005 include:

Date	Brief details
12 July 2005	Successful live firing of Area Denial Weapon System (ADWS) by a defence consortium including Australia’s Defence Science and Technology Organisation (DSTO) and Metal Storm. The ADWS concept is based on networking of multi-barrel weapon pods containing electronically initiated 40mm Metal Storm projectiles, linked with sensors and a “man in the loop” fire control system.

21 July 2005	Boeing contract with Metal Storm to conduct a weapons study. It is an important starting point for what the company hopes will be a long-term and profitable association with Boeing. The work has been completed and Metal Storm is awaiting the outcome of the project evaluation.

18 August 2005	Potential contract with US Department of Energy. Proposed contract for up to $325,000 over one year for the research and development of a short range neutralisation projection system, using our 40mm technology. A result of these negotiations is expected in the next few weeks.

31 August 2005	Advanced Individual Combat Weapon (AICW) Demonstration Firings by a defence consortium, including DSTO and Metal Storm. This integrated weapon combined a Metal Storm 40mm grenade launcher with a standard 5.56mm Steyr assault rifle to demonstrate the capability of a fully integrated dual purpose weapon. The company is focused on discussions with a number of potential partners aimed at taking the AICW concept forward as a commercial project.

2 September 2005	Selection by US Army for Crowd Control Small Business Innovation Research (SBIR — Phase 11) contract negotiations. The project proposed funding amount is $950,000. The SBIR is about developing and testing 40mm Metal Storm less-than-lethal munitions for crowd control applications. If contract negotiations are successful, the winning of a Phase 11 SBIR will be a major step forward for Metal Storm, as it puts the company further along the path of its main goal of producing certified product for commercial sale.
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s NASDAQ Small Cap ticker symbol: MTSX
*ProCam Machine LLC (ProCam)
ProCam recorded a $520,443 loss for the five months trading up to the sale of the business on 1 June 2005. The loss for the first six months of the previous financial year was $500,006. A further loss of $930,813 was recorded by Metal Storm on the sale of the business.
Ends
www.metalstorm.com

Investor Contact:	Media Contact:
David Smith	Gregory Pettit
Metal Storm Limited	Hill & Knowlton
TEL: 703 248 8218	TEL: 212 1885 0300
dsmith@metalstorm.com	gpettit@hillandknowlton.com

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METAL STORM LIMITED ACN 064 270 006
About Metal Storm
Metal Storm Limited is a defense technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked round” technology. The company is headquartered in Brisbane, Australia and incorporated in the US, with an office in Washington DC. The company has invented a ballistics technology that has no known conventional equivalent. Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilizing the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Safe Harbor
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

Metal Storm Limited
ACN 064 270 006
APPENDIX 4D
Pursuant to Listing Rule 4.2.A.3
Half-year financial report for the six months ended 30 June 2005 (previous corresponding period 30 June 2004)
Results for announcement to the market

				Current period
Revenues from ordinary activities (item 2.1)	up	37%	to	406,568

Loss from ordinary activities after tax attributable to members (item 2.2)	(down)	14%	to	(4,425,642)
Net loss for the period attributable to members (item 2.3)	up	4%	to	(5,855,929)

Franked amount per
Dividends (distributions)	Amount per security	security
Final dividend (item 2.4)	Nil ¢	Nil ¢
Interim dividend (item 2.4)	Nil ¢	Nil ¢
The company does not propose to pay dividends at this time (item 2.4).

Record date for determining entitlements to the dividend (item 2.5).	Not Applicable.
Brief explanation of the figures in 2.1 to 2.4 necessary to enable the figures to be understood (item 2.6).

Previous corresponding
NTA backing	Current period	period
Net tangible asset backing per+ordinary security	1.97¢	3.37 ¢

4

METAL STORM LIMITED ACN 064 270 006

Metal Storm Limited ABN: 99 064 270 006 Half-Year Financial Report 30 June 2005

METAL STORM LIMITED ACN 064 270 006

Metal Storm Limited
Director’s Report
Your directors submit their report for the half-year ended 30 June 2005.
DIRECTORS
The names of the company’s directors in office during the half-year and until the date of this report are as below. Directors were in office for this entire period unless otherwise stated:

Mr T J O’Dwyer	Interim Chairman

Gen W A Downing (Ret)	Deputy Chairman

Mr D A Smith	Chief Executive Officer (appointed 14 February 2005), Managing Director (appointed 25 May 2005)

Mr J M O’Dwyer	Director (resigned 14 February 2005)

Dr D L Alspach	Director

Mr J D Heipt	Director (resigned 14 February 2005)

Mr B S McComish	Director
PRINCIPAL ACTIVITIES
Metal Storm Limited is a defence technology company that develops projectile launching systems utilising its unique, electronically fired, stacked projectile technology.
REVIEW AND RESULTS OF OPERATIONS
Overview
The company has continued its focus towards commercialisation of its electronically initiated ballistics technology with resources and activities applied to scientific and engineering work required to transition the company’s core technology from concept prototypes to product readiness. A number of milestones have been achieved, the first with the announcement on 28 June 2005 of a contract with Dragonfly Pictures for $422,297 to integrate Metal Storm’s first flying demonstration of its technology on an Unmanned Ariel Vehicle (UAV).

7

Metal Storm Limited

Director’s Report
Overview (Cont’d)
Since 30 June 2005 there have been a number of announcements which further support achievement of these milestones:

Date	Brief details
12 July 2005	Successful firing of Area Denial Weapon System (ADWS) by a defence consortium including the Defence Science and Technology Organisation (DSTO) and Metal Storm.

21 July 2005	Boeing contract with Metal Storm to conduct weapons study.

8 August 2005	Metal Storm acknowledged in Defence Minister’s Press Release concerning the ADWS program

18 August 2005	Potential contract with US Department of Energy. The proposed contract is for up to $325,000 over 1 year.

31 August 2005	Advanced Individual Combat Weapon (AICW) demonstration firings by defence consortium including DSTO and Metal Storm.

2 September 2005	Selection by US Army for crowd control Small Business Innovation Research (SBIR) contract negotiations. Project proposed funding amount is $950,000.
Income Statement
The net loss after income tax benefit of the consolidated entity for the half year was $5,855,929 compared to $5,653,676 in the corresponding period last year. The result was made up by a loss of $4,425,642 on continuing operations (research and development) and a $1,430,287 loss for ProCam Machine LLC (ProCam) now classified as a discontinued operation due to the sale of its business on 1 June 2005.
Continuing operations — Research & Development
Despite the increased focus on efforts directed to the future commercialisation of the company’s technology, the net loss from R&D improved from $5,153,670 to $4,425,642. This was due mainly to the following:

Account	June 2005	June 2004	Brief explanation
	$	$
Revenue	406,568	297,726	Includes research program grant $114,630 (2004: nil).
Employee expenses	2,153,083	1,791,580	Additional engineering staff in Australia and the USA directed at further development of the company’s technology.
Research & development	590,725	918,123	More work now performed in-house rather than by outside consultants.

Metal Storm Limited

Directors’ Report
Continuing operations — Research & Development (Cont’d)

Account	June 2005	June 2004	Brief explanation
	$	$
Administration	518,642	628,311	Improved systems and increased focus on cost savings.
Travel & entertainment	289,546	373,957	Increased focus on cost savings
Public relations & compliance	219,693	417,331	More work now performed in-house rather than by outside consultants.
Income tax benefit	310,755	0	Timing difference as the 2003 refund $332,744 was received in second half of the 2004 financial year.
Discontinued Operation — ProCam Machine LLC (ProCam)
ProCam’s loss was $1,430,287 compared to the loss of $500,006 in the corresponding period last year. This year’s loss is represented by:
•	Loss on ordinary business trading was $520,443 (5 months activity) compared to $500,006 for the first 6 months of last year. This refects the impact of a continuation of very tough trading conditions in an increasingly competitive market. Stringent cost savings strategies implemented in late 2004 and early 2005 reduced this loss significantly.

•	Loss on the sale of the business $907,515 mainly representing losses on the sale of plant and equipment.

•	Cost associated with the sale, were $23,298 representing legal fees.
Balance Sheet
Net assets were $10,337,343 compared to $16,199,994 at 31 December 2004. The majority of this decline is represented by the $5,855,929 loss for the period.
Cash
Total available cash (including commercial bonds which are classed in the balance sheet as financial assets available for sale) was $11,547,725 compared to $15,142,146 at 31 December 2004.
Cash Flow
The net decrease in cash and cash equivalent cash flows were $8,671,841 however this amount includes $5,077,420 which has been invested in commercial bonds. In net terms this represents a decrease in cash of $3,594,421 for the half year which is attributable to the half year loss partially offset by the proceeds of the sale of ProCam.

Metal Storm Limited

Directors’ Report
FIRST TIME ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS
This is the consolidated entity’s first published financial statements prepared under Australian equivalents to International Financial Reporting Standards (AIFRS). The Accounting Standard AASB 1 ‘First-time Adoption of Australian Equivalents to International Financial Reporting Standards’ has been applied in preparing this half year financial report. Until 31 December 2004, the financial statements of the consolidated entity had been prepared under the previous Australian Generally Accepted Accounting Principles (AGAAP).
The Australian Accounting Standards Board (AASB) adopted the Standards of the International Accounting Standards Board (IASB) for application to reporting periods beginning on or after 1 January 2005 by issuing AIFRS which comprise a Framework for the Preparation and Presentation of Financial Statements, Accounting Standards and the Urgent Issue Group (UIG) Interpretations.
Under AIFRS, the comparative financial statements have been restated to reflect the changes through complying with AIFRS. Accordingly the opening balance sheet at 1 January has been restated. Total equity at 1 January 2004 has been adjusted to $16,199,994 under AIFRS from $25,749,586 under AGAAP. The half year loss after tax for the corresponding period last year has also been adjusted under AIFRS from $11,339,051 to $13,100,520. The majority of AIFRS adjustments relate to the de-recognition of intangible assets of $9,342,687 at 31 December 2004 and research and development expenditure of $905,202 for the corresponding period last year, which is no longer capitalized under AIFRS
Reconciliations explaining the transition to AIFRS as at 31 December 2004, 30 June 2004 and 1 January 2005 are provided at note 1(e).
CHANGES IN STATE OF AFFAIRS
During the period there was no significant change in the state of affairs of the company other than that referred to in the financial statements or notes thereto.
SUBSEQUENT EVENTS
Other than matters specifically mentioned herein, there has not been any matter or circumstance, other than that referred to in the financial statements or notes thereto, that has arisen since the end of the period, that has significantly affected, or may significantly affect, the operations of the company, the results of those operations, or the state of affairs of the company in future financial years.
FUTURE DEVELOPMENTS
Disclosure of information regarding likely developments in the operations of the company in future financial years and the expected results of those operations is likely to result in unreasonable prejudice to the company. Accordingly, this information has not been disclosed in this report.
DIVIDENDS
No dividends have been paid or declared since the start of the financial period.

Metal Storm Limited

Directors’ Report
SHARE OPTIONS
As at the date of this report the company has issued unlisted options over 2,568,750 shares to directors of the company.
AUDITOR’S INDEPENDENCE DECLARATION

■ 1 Eagle Street Brisbane QLD 4000 Australia	■ Tel 61 7 3011 333 Fax 61 7 3011 3100 Dx 165 Brisbane
PO Box 7878 Waterfront Place Brisbane QLD 4001
Auditor’s Independence Declaration to the Directors of Metal Storm Limited
In relation to our review of the financial report of the Metal Storm Limited for the half-year ended 30 June 2005, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.
Ernst & Young
Winna Irschitz
Partner
12 September 2005
Signed in accordance with a resolution of the directors.

Mr T J O’Dwyer	BRISBANE
Interim Chairman	Date: 12 September 2005

Metal Storm Limited

Income Statement
Half -Year Ended 30 June 2005

	Consolidated
	2005	2004
	$	$
Continuing operations

Revenue	406,568	297,726

Expenses
Employee expenses	(2,153,083)	(1,791,580)
Professional fees	(1,047,272)	(1,168,720)
Research & development	(590,725)	(918,123)
Administration expenditure	(518,642)	(628,311)
Facilities & equipment	(275,594)	(188,685)
Travel & entertainment	(289,546)	(373,957)
Communication & technology	(162,746)	(152,149)
Public relations & compliance	(219,693)	(417,331)
Unrealized currency gains	114,472	190,118

Loss from continuing operations before income tax and finance costs	(4,736,261)	(5,151,012)

Finance costs	(136)	(2,658)

Loss before income tax	(4,736,397)	(5,153,670)

Income tax benefit	310,755	—

Loss after tax from continuing operations	(4,425,642)	(5,153,670)

Discontinued Operation

Loss after tax	(1,430,287)	(500,006)

Net loss attributable to members of the parent	(5,855,929)	(5,653,676)

Earnings per share — basic and diluted for loss for the half-year — (cents per share)	(1.1)	(1.2)

Earnings per share — basic and diluted for loss from continuing operations — (cents per share)	(0.8)	(1.0)

Metal Storm Limited
Balance Sheet
As at 30 June 2005

		Consolidated
	Note	30 June	31 December
		2005	2004
		$	$
Assets
Current assets
Cash & cash equivalents		6,470,305	15,142,146
Financial assets available for sale		5,077,420	—
Restricted cash		137,325	—
Trade & other receivables		206,174	556,414
Inventories		—	250,981
Other financial assets		—	845,446
Prepayments		154,046	554,984

Total current assets		12,045,270	17,349,971

Non-current assets
Trade & other receivables		3,397	3,397
Property, plant and equipment		255,993	2,947,803
Intangible assets		56,093	26,145

Total non-current assets		315,483	2,977,345

Total assets		12,360,753	20,327,316

Liabilities
Current liabilities
Trade & other payables		1,438,292	1,696,031
Interest-bearing loans & borrowings		6,347	1,478,835
Provisions		411,880	332,497

Total current liabilities		1,856,519	3,507,363

Non-current liabilities
Provisions		—	41,403
Interest-bearing loans & borrowings		12,727	578,160
Other		154,164	396

Total non-current liabilities		166,891	619,959

Total liabilities		2,023,410	4,127,322

Net assets		10,337,343	16,199,994

Equity
Issued capital	3	56,559,039	56,559,039
Share-based payment reserves	4	1,164,622	1,049,933
Other reserves		(29,754)	91,657
Retained losses		(47,356,564)	(41,500,635)

Total equity		10,337,343	16,199,994

Metal Storm Limited
Cash Flow Statement
Half-Year Ended 30 June 2005

	Consolidated
	2005	2004
	$	$
Cash flows from operating activities
Receipts from customers	1,637,343	2,617,562
Research programs funding received	114,631	—
Payments to suppliers and employees	(7,292,999)	(8,747,033)
Interest and other costs of finance paid	(60,797)	(97,982)
Income tax refund – research & development	310,755	—
Restricted cash	(137,325)	—
Other – GST received	105,226	185,411

Net cash flows (used) by operating activities	(5,323,166)	(6,042,042)

Cash flows from investing activities
Payment for property, plant and equipment	(105,017)	(117,693)
Proceeds from the sale of property, plant and equipment	2,256,721	—
Payment for intangible assets	(42,407)	(3,450)
Interest and bill discounts received	337,009	303,361
Purchase of assets available for sale	(5,077,420)	—
Payment for other financial asset	—	(937,140)
Proceeds from other financial assets	857,536	—

Net cash flows (used) by investing activities	(1,773,578)	(754,922)

Cash flows from financing activities
Proceeds from issues of shares	—	21,511,417
Payment for share issue costs	—	(1,698,453)
Proceeds from exercise of options	—	153
Repayment of borrowings	(1,575,097)	(600,299)
Proceeds from borrowings	—	1,033,760

Net cash flows (used)/from financing activities	(1,575,097)	20,246,578

Net increase/(decrease) in cash and cash equivalents	(8,671,841)	13,449,614
Cash and cash equivalents at beginning of period	15,142,146	8,087,229

Cash and cash equivalents at end of period	6,470,305	21,536,843

Metal Storm Limited
Statement of Changes in Equity
Half-Year Ended 30 June 2005

			Share-based
		Retained	payment	Other
Consolidated	Issued Capital	losses	reserves	Reserves	Total Equity
	$	$	$	$	$
At 1 January 2004	36,638,127	(28,400,115)	469,057	(5,322)	8,701,747

Currency translation differences	—	—	—	(67,503)	(67,503)
Cost of share based payments	—	—	520,213		520,213

Total income for the period recognised directly in equity	36,638,127	(28,400,115)	989,270	(72,825)	9,154,457
Loss for the period	—	(5,653,676)	—	—	(5,653,676)

Total income / (expense) for the period	36,638,127	(34,053,791)	989,270	(72,825)	3,500,781
Issue of share capital	21,616,391	—	—	—	21,616,391
Share issue costs	(1,698,453)	—	—	—	(1,698,453)
Exercise of options	153	—	—	—	153

At 30 June 2004	56,566,218	(34,053,791)	989,270	(72,825)	23,418,872

		Retained	Share-based	Other
	Issued Capital	losses	payment	Reserves	Total Equity
			reserves
	$	$	$	$	$
At 1 January 2005	56,559,039	(41,500,635)	1,049,933	91,657	16,199,994

Currency translation differences	—	—	—	(139,811)	(139,811)
Cost of share based payments	—	—	114,689	—	114,689
Net gains from available-for-sale financial assets	—	—	—	18,400	18,400

Total income for the period recognised directly in equity	56,559,039	(41,500,635)	1,164,622	(29,754)	16,193,272
Loss for the period	—	(5,855,929)	—	—	(5,855,929)

At 30 June 2005	56,559,039	(47,356,564)	1,164,622	(29,754)	10,337,343

Metal Storm Limited
Notes to the Half-Year Financial Statements
For the half-year ended 30 June 2005
1. Basis of preparation of the half-year financial report
The half-year financial report does not include all the notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.
The half-year financial report should be read in conjunction with the Annual Financial Report of Metal Storm Limited for the year ended 31 December 2004, which was prepared based on Australian Accounting Standards applicable before 1 January 2005 (‘AGAAP’).
It is also recommended that the half-year financial report be considered together with any public announcements made by Metal Storm Limited and its controlled entities during the half-year ended 30 June 2005 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.
(a) Basis of accounting
The half year financial report is a general purpose financial report, which has been prepared in accordance in accordance with the requirements of the Corporations Act 2001, Australian Accounting Standard AASB 134 “Interim Financial Reporting” and Urgent Issues Group Consensus Views.
The going concern basis of accounting contemplates the continuity of normal business activities and the realisation of assets and settlement of liabilities. This half year financial report adopts the going concern basis.
The company has made significant progress in the planned development of its technology where it has now moved from proof of concept into the hard engineering stage prior to product qualification. This is supported by the strong interest of a number of defense and non-defense related agencies and the company has recently made a number of announcements which support this. Further details of these are included in the “Directors’ Report – Review and Results of Operations”.
The directors believe that the company and consolidated entity continue to be a going concern and that they will be able to pay their debts as and when they fall due for a period of 12 months from the date of signing this half year financial report due to the following:
•	As at 30 June 2005 the consolidated entity had net assets of $10,337,343. At the same date, the market capitalisation of the company was $60,266,662.

•	The consolidated entity at 30 June 2005 had $11,547,725 in funds at its disposal consisting of cash of $6,470,305 and $5,077,420 in commercial bonds.

•	Cash forecasts indicate that the company and consolidated entity has available cash until at least September 2006 following the sale of the business of ProCam Machine LLC and an aggressive cost cutting exercise implemented earlier this year.

•	As a listed public company, Metal Storm has the ability to raise capital from its shareholders and other investors at short notice. The directors have resolved to raise capital in conjunction with any expansion in the company’s commercialisation program should no other funding source be available.

Metal Storm Limited
Notes to the Half-Year Financial Statements
For the half-year ended 30 June 2005
(a) Basis of accounting (Cont.)
For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.
(b) Statement of compliance
The half-year financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards (‘AIFRS’). Compliance with AIFRS ensures that the half-year financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards.
This is the first half-year financial report prepared based on AIFRS and comparatives for the half-year to 30 June 2004 and full year to 31 December 2004 have been restated accordingly.
A summary of the significant accounting policies of the company under AIFRS are disclosed in Note 1 (c) below.
Reconciliations of:-
–	AIFRS equity at 1 January 2004, 30 June 2004 and 31 December 2004; and

–	AIFRS loss for the half-year ended 30 June 2004 and full year ended 31 December 2004, to the balances reported in the 30 June 2004 half-year report and 31 December 2004 full year financial report prepared under AGAAP are detailed in Note 1 (e) below.
(c) Summary of significant accounting policies
     i. Basis of consolidation
The consolidated financial statements are those of the consolidated entity, comprising Metal Storm Limited (the parent company) and all entities that Metal Storm Limited controlled during the period and at balance date.
Information from the financial statements of subsidiaries is included from the date the parent company obtains control until such time as control ceases. Where there is loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting period during which the parent company had control.
The financial statements of the subsidiaries are prepared for the same reporting period as the parent company. Adjustments are made to bring into line any dissimilar accounting policies that may exist.
All intercompany balances and transactions, including unrealised profits arising from intra-company transaction, have been eliminated in full. Unrealised losses have been eliminated unless costs cannot be recovered.

Metal Storm Limited
Notes to the Half-Year Financial Statements
For the half-year ended 30 June 2005
     ii. Foreign Currency Translation
The functional currency of Metal Storm Limited (the parent), Metal Storm Inc and Metal Storm USA is Australian dollars. The presentation currency of Metal Storm Limited is Australian dollars.
Transactions in foreign currencies are initially recorded in the functional currency at the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.
All differences in the consolidated financial report are taken to the income statement.
The functional currency of Procam Machine LLC is United States dollars.
As at the reporting date the assets and liabilities of Procam Machine LLC are translated into the presentation currency of Metal Storm Limited at the closing exchange rate for the reporting period. The income statements are translated at the weighted average exchange rates for the period.
The exchange differences arising on translation are recognised as a separate component of equity.
On disposal, or part thereof, the deferred cumulative amount recognised in equity related to those assets and liabilities sold is recognised in the income statement.
     iii. Property, Plant & Equipment
Property, plant and equipment is stated at cost less accumulated depreciation and any impairment in value.
Depreciation is calculated on a straight-line basis over the estimated useful life of the asset as follows:

Plant and equipment	2.5 – 5 years
Leased plant and equipment	Lease term
An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset.
Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the income statement in the period the item is derecognised.
     Impairment
The carrying values of plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable.
For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.
If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets are written down to their recoverable amount.

Metal Storm Limited
Notes to the Half-Year Financial Statements
For the half-year ended 30 June 2005
     iv. Borrowing costs
Borrowing costs are recognised as an expense when incurred.
     v. Goodwill
Goodwill on acquisition is initially measured at cost being the excess of the cost of the business combination over the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities.
Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.
Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.
As at the acquisition date, any goodwill acquired is allocated to each of the cash-generating units expected to benefit from the combination’s synergies.
Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates.
Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised.
Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation.
Goodwill disposed of in this circumstance is measured on the basis of the relative values of the operation disposed of and the portion of the cash-generating unit retained.
     vi. Intangible Assets
     Acquired both separately and from a business combination
Intangible assets acquired separately are capitalised at cost and from a business combination are capitalised at fair value as at the date of acquisition. Following initial recognition, the cost model is applied to the class of intangible assets.
The useful lives of these intangible assets are assessed to be either finite or indefinite.
Where amortisation is charged on assets with finite lives, this expense is taken to the income statement through the ‘administration expenses’ line item.
Intangible assets, excluding development costs, created within the business are not capitalised and expenditure is charged against profits in the period in which the expenditure is incurred.
Intangible assets are tested for impairment where an indicator of impairment exists, and in the case of indefinite lived intangibles annually, either individually or at the cash generating unit level. Useful lives are also examined on an annual basis and adjustments, where applicable, are made on a prospective basis.

Metal Storm Limited
Notes to the Half-Year Financial Statements
For the half-year ended 30 June 2005
     vi. Intangible Assets (Cont.)
     Research and development costs
Research costs are expensed as incurred.
Development expenditure incurred on an individual project is carried forward when its future recoverability can reasonably be regarded as assured.
Following the initial recognition of the development expenditure, the cost model is applied requiring the asset to be carried at cost less any accumulated amortisation and accumulated impairment losses.
Any expenditure carried forward is amortised over the period of expected future sales from the related project.
The carrying value of development costs is reviewed for impairment annually when the asset is not yet in use, or more frequently when an indicator of impairment arises during the reporting year indicating that the carrying value may not be recoverable.
A summary of the policies applied to the Group’s intangible assets is as follows:

Software
Useful Lives	Finite
Method Used	Depreciated over useful life
Internally generated / Acquired	Acquired
Impairment test / Recoverable amount testing	Annually and where an indicator of impairment exists
Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the income statement when the asset is derecognised.
     vii. Recoverable Amount of Assets
At each reporting date, the company assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the company makes a formal estimate of recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount.
Recoverable amount is the greater of fair value less costs to sell and value in use. It is determined for an individual asset, unless the asset’s value in use cannot be estimated to be close to its fair value less costs to sell and it does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs.
In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Metal Storm Limited
Notes to the Half-Year Financial Statements
For the half-year ended 30 June 2005
     viii. Investments
All investments are initially recognised at cost, being the fair value of the consideration given and including acquisition charges associated with the investment.
After initial recognition, investments, which are classified as held for trading and available-for-sale, are measured at fair value. Gains or losses on investments held for trading are recognised in the income statement.
Gains or losses on available-for-sale investments are recognised as a separate component of equity until the investment is sold, collected or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement.
     ix. Inventories
Inventories are valued at the lower of cost and net realisable value.
Costs incurred in bringing each product to its present location and condition are accounted for as follows:
Raw materials – purchase cost on a first-in, first-out basis;
Finished goods and work-in-progress – cost of direct materials and labour and a proportion of manufacturing overheads based on normal operating capacity but excluding borrowing costs.
Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.
     x. Trade and other receivables
Trade receivables, which generally have 30 day terms, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts.
An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off when identified.
     xi. Cash and cash equivalents
Cash and short-term deposits in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less.
For the purposes of the Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.
     xii. Interest bearing loans and borrowings
All loans and borrowings are initially recognised at cost, being the fair value of the consideration received net of issue costs associated with the borrowing.
After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method. Amortised cost is calculated by taking into account any issue costs, and any discount or premium on settlement.

Metal Storm Limited
Notes to the Half-Year Financial Statements
For the half-year ended 30 June 2005
     xii. Interest bearing loans and borrowings (Cont.)
Gains and losses are recognised in the income statement when the liabilities are derecognised and as well as through the amortisation process.
     xiii. Provisions
Provisions are recognised when the company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.
Where the company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement.
If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.
Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.
     xiv. Share-based Payment Transactions
The company provides benefits to employees (including directors) of the company in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares (‘equity-settled transactions’).
The company operates a discretionary employee option plan (“Plan”) to enable the Board to provide an incentive and to reward full time executives and employees for the key role that they will play in the future success of the Company.
The cost of these equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined by an external valuer using a binomial model.
In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of Metal Storm Limited (‘market conditions’).
The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (‘vesting date’).
The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired and (ii) the number of awards that, in the opinion of the directors of the company, will ultimately vest. This opinion is formed based on the best available information at balance date. No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date.
No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition.

Metal Storm Limited
Notes to the Half-Year Financial Statements
For the half-year ended 30 June 2005
     xii. Share-based payment transactions (Cont.)
Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as measured at the date of modification.
The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share .
     xv. Leases
Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognised over the lease term on the same bases as the lease income.
Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term.
     xvi. Revenue
Revenue is recognised to the extent that it is probable that the economic benefits will flow to the company and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:
       Sale of goods
Revenue is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and can be measured reliably. Risks and rewards are considered passed to the buyer at the time of delivery of the goods to the customer.
       Interest
Revenue is recognised as the interest accrues (using the effective interest method, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument) to the net carrying amount of the financial asset.
       Rendering of Services
Revenue is recognised when the services required to be performed under the relative milestones/deliverable requirement has been completed and the entitlement to the income earned.
xvii. Government Grants
Government grants are recognised at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with.
When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate.
Where the grant relates to an asset, the fair value is credited to a deferred income account and is released to the income statement over the expected useful life of the relevant asset by equal annual instalments.

Metal Storm Limited
Notes to the Half-Year Financial Statements
For the half-year ended 30 June 2005
xviii. Income tax
Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.
Deferred income tax liabilities are recognised for all taxable temporary differences:
•	except where the deferred income tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•	in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.
Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilised:
•	except where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•	in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.
The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.
Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.
Income taxes relating to items recognised directly in equity are recognised in equity and not in the income statement.
xix. Other taxes
Revenues, expenses and assets are recognised net of the amount of GST except:
•	where the GST incurred on a purchase of goods and services is not recoverable in which case it is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

•	receivables and payables are stated with the amount of GST included.
The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Metal Storm Limited
Notes to the Half-Year Financial Statements
For the half-year ended 30 June 2005
  xix. Other taxes (Cont.)
Cash flows are included in the Statement of Cash Flows on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.
Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.
  xx. Financial instruments issued by the company
Transaction Costs on the Issue of Equity Instruments
Transaction costs arising on the issue of equity instruments are recognised directly in equity as a reduction of the proceeds of the equity instruments to which the costs relate. Transaction costs are the costs that are incurred directly in connection with the issue of those equity instruments and which would not have been incurred had those instruments not been issued.
Interest and Dividends
Interest and dividends are classified as expenses or as distributions of profit consistent with the balance sheet classification of the related debt or equity instruments or component parts of compound instruments.
  xxi. Technology development
Expenditure by third parties to model and further develop the existing Metal Storm technology has not been recognised as an asset. This expenditure is not administered by the Company; however, the Company retains the ownership of key elements of the intellectual property that is produced by these programs.
(d) AASB 1 Transitional exemptions
The company has made its election in relation to the transitional exemptions allowed by AASB 1 ‘First-time Adoption of Australian Equivalents to International Financial Reporting Standards’ as follows:
Business combinations
AASB 3 ‘Business Combinations’ was not applied retrospectively to past business combinations (i.e. business combinations that occurred before the date of transition to AIFRS).
Share-based payment transactions
AASB 2 ‘Share-Based Payments’ is applied only to equity instruments granted after 7 November 2002 that had not vested on or before 1 January 2005.
Exemption from the requirement to restate comparative information for AASB 132 and AASB 139
The Company has elected to adopt this exemption and has not applied AASB 132 ‘Financial Instruments: Presentation and Disclosure’ and AASB 139 ‘Financial Instruments: Recognition and Measurement’ to its comparative information.

Metal Storm Limited
Notes to the Half-Year Financial Statements
For the half-year ended 30 June 2005
(e) Impact of adoption of AIFRS
The impacts of adopting AIFRS on the total equity and on the loss after tax as reported under Australian Accounting Standards applicable before 1 January 2005 (‘AGAAP’) are illustrated below.
Reconciliation of total equity as presented under AGAAP to that under AIFRS

		31	30	1
		December	June	January
		2004	2004	2004
		$	$	$
Total Equity under AGAAP		25,749,586	31,833,583	16,639,870

Adjustments to equity
De-recognition of intangible assets	i	(9,342,687)	(8,722,148)	(7,816,943)
Difference from re-translation of subsidiary accounts	ii	(216,615)	133,507	(101,217)
Recognition of additional revenue	iii	43,343	—	—
Change in the valuation of assets	iv	(4,250)	—	—
Recognition of asset retirement obligation	vi	(29,383)	(24,671)	(19,963)
Amortisation of goodwill	vii	396,121	198,601	—
Increase in impairment of goodwill	vii	(396,121)	—	—

Total Equity under AIFRS		16,199,994	23,418,872	8,701,747

Reconciliation of profit after tax as presented under AGAAP to that under AIFRS

			Half-year
		Year-ended	ended
		31	30
		December	June
		2004	2004
		$	$
Loss after tax as reported under AGAAP		(11,339,112)	(5,227,793)

Research & development expenditure	i	(1,525,744)	(905,205)
Net currency gains/losses	ii	(210,965)	302,767
Revenue	iii	43,343	—
Employee expenses	v	(58,622)	(16,798)
Recognition of asset retirement obligation	vi	(9,420)	(4,708)
Amortisation of goodwill	vii	396,121	198,061
Increase in impairment of goodwill	vii	(396,121)	—

Loss after tax as reported under AIFRS		(13,100,520)	(5,653,676)

i.	Research and development expenditure previously capitalised under AGAAP does not qualify for recognition as an asset under AIFRS and has been expensed to the income statement.

ii.	Under AASB 121 – Foreign Currency Transactions, subsidiaries with a functional currency that is not Australian dollars are translated using a different method than under AGAAP. Balance sheet items are now translated at the spot rate at balance date whereas under AGAAP they were translated at the date of the transaction. The exchange difference that arises is then recognised in equity under AIFRS. Under AGAAP this was recognised in the income statement.

Metal Storm Limited
Notes to the Half-Year Financial Statements
For the half-year ended 30 June 2005
(e) Impact of adoption of AIFRS (Cont.)
iii.	Contract revenue which previously did not qualify for recognition under AGAAP now qualifies under AIFRS using the percentage of completion method.

iv.	Under AIFRS we have adopted the cost model as our accounting policy. Under AGAAP paintings had been revalued but under AIFRS they are now recorded at their ‘deemed’ cost.

v.	AASB 2 — Share based payments requires an expense to be recognised for options granted. Previously these transactions were not recognised until the options were issued.

vi.	Under AASB 137 an asset retirement obligation is recognised for certain lease arrangements. Under AGAAP no such obligation was recognised.

vii.	Under AIFRS goodwill is not amortised.
Explanation of material adjustments to the cash flow statement
Under AIFRS cash flows from operating activities includes the following payments that had previously been included in cash flows from investing activities under AGAAP:-

	Year-ended	Half-year ended
	31 December 2004	30 June 2004
	$	$
Payment for intangible assets	872,501	740,602
Research and development costs paid	633,714	164,600

	1,506,215	905,202

2. Revenue and expenses
Specific items

Loss before income tax expense includes the following revenues and expenses whose disclosure is relevant in explaining the financial performance of the entity:

	Consolidated
	Half-year	Half-year
	ended June	ended June
	2005	2004
	$	$
(a) Revenue
Research programs	71,288	—
Interest revenue	335,280	297,726

	406,568	297,726

(b) Expenses
Depreciation of property plant and equipment	33,306	16,809
Amortisation of intangibles	12,459	12,144
Expense of share based payments	36,209	520,213

Metal Storm Limited
Notes to the Half-Year Financial Statements
For the half-year ended 30 June 2005
3. Issued Capital

	Consolidated
	30 June	31 December
	2005	2004
	$	$
(a) Ordinary shares
Issued and fully paid	56,559,039	56,559,039

	30 June 2005
	Number	$
(b) Movements in shares on issue

At 1 January 2005	521,970,978	56,559,039
Movement	—	—

At 30 June 2005	521,970,978	56,559,039

(c) Unlisted options

Issued in accordance with Employee and Executive Share Option Plan

	30 June 2005
		Weighted
		Average
		Exercise
	Number	Price

At 1 January 2005 and 30 June 2005	85,000	$0.40

Exercisable at 30 June 2005	85,000	$0.40

(c) Unlisted options – continued
Issued in accordance with the powers contained in the Company’s Constitution but not under the Employee and Executive Share Option Plan:

	30 June 2005
		Weighted
		Average
		Exercise
	Number	Price
At 1 January 2005	9,430,915	$0.23
— granted	2,568,750	$0.40
— lapsed	(81,250)	$1.16

At 30 June 2005	11,918,415	$0.26

Exercisable at 30 June 2005	6,918,415	$0.44

Metal Storm Limited
Notes to the Half-Year Financial Statements
For the half-year ended 30 June 2005
4. Share-based payment reserves

			30 June 2005
			$
Options granted not yet issued	(a	)	303,488
Options Reserve	(b	)	882,970
Accumulated unearned compensation reserve	(c	)	(21,836)

			1,164,622

(a) Options granted not yet issued
At 1 January 2005 and 30 June 2005			303,488

(b) Options Reserve
At 1 January 2005			804,489
Issue of options in lieu of Directors’ fees payable to directors			78,481

At 30 June 2005			882,970

(c) Accumulated unearned compensation reserve
At 1 January 2005			(58,044)
Share-based payments			36,208

At 30 June 2005			(21,836)

5. Discontinued operation
The Company announced on 25 May 2005, that it had entered into a formal agreement to sell the ProCam Machine LLC business to Monroe Machined Products, Inc (MMP) of Seattle Washington. The sale was completed on 1 June 2005. Under the terms of the sale agreement, MMP paid $1,922,510 for the fixed assets, current order book, inventory and the net of accounts receivable and accounts payable of ProCam. An additional amount of $65,615 has been retained in trust contingent on the satisfaction of the conditions of the agreement.
The results of ProCam Machine LLC for the period have been presented below:

	30 June	30 June
	2005	2004
	$	$
Revenue	1,275,823	2,918,966
Expenditure	(1,796,266)	(3,418,972)

Gross loss	(520,443)	(500,006)
Loss on sale business*	(907,515)	—
Costs associated with sale of business*	(23,298)	—

Net loss	(1,430,287)	(500,006)
Income tax expense	—	—

Net Loss attributable to discontinued operation	(1,430,287)	(500,006)

Metal Storm Limited
Notes to the Half-Year Financial Statements
For the half-year ended 30 June 2005
5. Discontinued operation (Cont.)
*The loss on sale of the business and costs associated with this is represented by:
Book value of the assets sold at 1 June 2005:

Accounts Receivable	360,812
Inventory	456,510
Property, plant and equipment	2,212,631
Accounts payable	(77,946)
Accrued property tax	(36,681)

2,915,326
Cash proceeds	2,256,721

Loss on sale of the assets and liabilities	(658,605)
Exit costs incurred/accrued	(272,208)

Loss on sale of business and associated sale costs	(930,813)

The major classes of assets and liabilities of ProCam Machine LLC measured at the lower of carrying amount and fair value less costs to sell as at 30 June 2005 are as follows:

30 June
2005
$
Assets
Restricted cash	137,325
Trade and other receivables	10,266
Property plant and equipment	31,782

Total Assets	179,373

Liabilities
Bank indebtedness	6,699
Payables	407,293
Interest bearing liabilities	19,074
Provisions	137,423

Total Liabilities	570,489

Net liabilities attributable to discontinued operation	391,116

The net cash flows of ProCam Machine LLC are as follows:

	30 June	30 June
	2005	2004
	$	$
Operating	(512,365)	(823,519)
Investing	3,114,257	123,927
Financing	(2,924,636)	778,730

Net cash (outflow) / inflow	(322,744)	79,138

Earnings per share (cents per share)

Basic and diluted from discontinued operation	(0.3)	(0.1)

Metal Storm Limited
Notes to the Half-Year Financial Statements
For the half-year ended 30 June 2005
6. Events Subsequent to Reporting Date
Other than matters specifically mentioned herein, there has not been any matter or circumstance, other than that referred to in the financial statements or notes thereto, that has arisen since the end of the financial period, that has significantly affected, or may significantly affect, the operations of the company, the results of those operations, or the state of affairs of the company in future financial years.
7. Segment Information
The following table presents the revenue and result information regarding business segments for the half-year periods ended 30 June 2005 and 30 June 2004.

	Continuing	Discontinued Operation
	Operations	(note 5)
	R & D	Manufacturing	Consolidated
	$	$	$
30 June 2005
Segment revenue	406,568	1,275,823	1,682,391
Segment result	(4,425,642)	(1,430,287)	(5,855,929)

30 June 2004
Segment revenue	297,726	2,918,966	3,216,692
Segment result	(5,153,670)	(500,006)	(5,653,676)

Metal Storm Limited
Directors’ Declaration
In accordance with a resolution of the directors of Metal Storm Limited, I state that:

In the opinion of the directors:
a)	the financial statements and notes of the consolidated entity:
(i)	give a true and fair view of the financial position as at 30 June 2005 and performance for the half-year ended on that date of the consolidated entity; and

(ii)	comply with the Accounting Standard AASB 134 “Interim Financial Reporting” and the Corporations Regulations 2001; and
b)	there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.
On behalf of the Board

Mr T J O’Dwyer	BRISBANE
Interim Chairman	Date: 12 September 2005

■	1 Eagle Street	■	Tel 617 3011 3333
	Brisbane QLD 4000		Fax 617 3011 3100
	Australia		DX 163 Brisbane

PO Box 7878
Waterfront Place
Brisbane QLD 4001
Independent review report to members of Metal Storm Limited
Scope
The financial report and directors’ responsibility
The financial report comprises the balance sheet, income statement, cash flow statement, statement of changes in equity and accompanying notes to the financial statements for the consolidated entity comprising both Metal Storm Limited (the company) and the entities it controlled during the period, and the directors’ declaration for the company, for the period ended 30 June 2005.
The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the consolidated entity, and that complies with Accounting Standard AASB 134 “Interim Financial Reporting”, in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.
Review approach
We conducted an independent review of the financial report in order to make a statement about it to the members of the company, and in order for the company to lodge the financial report with the Australian Stock Exchange and the Australian Securities and Investments Commission.
Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements, in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with the Corporations Act 2001, Accounting Standard AASB 134 “Interim Financial Reporting” and other mandatory financial reporting requirements in Australia, so as to present a view which is consistent with our understanding of the consolidated entity’s financial position, and of its performance as represented by the results of its operations and cash flows.
A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.
Independence
We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. We have given to the directors of the company a written Auditor’s Independence Declaration, a copy of which is included in the Directors’ Report.
Liability limited by the Accountants Scheme, approved
under the Professional Standards Act 1994 (NSW).

Statement
Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of the consolidated entity, comprising Metal Storm Limited and the entities it controlled during the period is not in accordance with:
(a)	the Corporations Act 2001, including:
(i)	giving a true and fair view of the financial position of the consolidated entity at 30 June 2005 and of its performance for the period ended on that date; and

(ii)	complying with Accounting Standard AASB 134 “Interim Financial Reporting” and the Corporations Regulations 2001; and
(b)	other mandatory financial reporting requirements in Australia.
Ernst & Young
Winna Irschitz
Partner
Brisbane
12 September 2005